ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

10th November, 2003

The Secretary
The Calcutta Stock Exchange
Association Ltd.
7, Lyons Range
Kolkata 700 001

The Executive Director
The Delhi Stock Exchange
Association Ltd.
DSE House
3/1, Asaf Ali Road
New Delhi 110 002

The Executive Director
The Stock Exchange, Ahmedabad
Kamdhenu Complex
Panjarapole
Ahmedabad 380 015

The Executive Director
Madras Stock Exchange Ltd.
Exchange Building
11, Second Line Beach
Chennai 600 001

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
Cochin Stock Exchange Ltd.
MES Buildings, Dr. P. K.Abdul
Gafoor Memorial Cultural Complex
36/1565, 4th floor, Judges Avenue
Kaloor
Cochin 682 017

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

Dear Sirs,

Allotment of Shares under the ITC Employee Stock Option Scheme

In terms of the Listing Agreement, we write to advise that the Company on 10th November, 2003 has issued and allotted 27,792 Ordinary Shares of Rs.10/- each, upon exercise of 27,792 Options by eligible employees under the ITC Employee Stock Option Scheme.

Consequently, with effect from 10th November, 2003, the Issued and Subscribed Share Capital of the Company stands increased to Rs.247,54,85,090/- divided into 24,75,48,509 Ordinary Shares of Rs.10/- each.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.